Additional Shareholder Information (Unaudited)

Result of Annual Meeting to Shareholders

The Annual Meeting of Shareholders of High Income Opportunity Fund Inc. was held on April 29, 2004, for the purpose of considering and voting upon the election of three Class III Directors, each for a three year term. The following table provides information concerning the matters voted upon at the Meeting:


1.  Election of Directors*

Nominees		Votes For      Votes Withheld
Jane F. Dasher		59,610,939     1,968,675
Donald R.Foley		59,498,455     2,081,169
Paul Hardin		59,538,028     2,041,586

* The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Lee Abraham, Allan J.
Bloostein, R. Jay Gerken, Richard E. Hanson, Jr., Roderick C.
Rasmussen and John P. Toolan.